

TO'AK INTERNATIONAL, INC.

Financial statements For the Year Ended December 31, 2023

With Independent Accountant's Review Report

Reviewer:
FAIZA MEHMOOD,
FM FINANCIAL SERVICES LLC
77 Sugar Creek Blvd, Suite 66.
Sugar Land, Texas. 77478
Info@fmfinancialservicesllc.com

TABLE OF CONTENT

	Pages
Independent Accountant's Report	**2**
Financial Statements	
Statement of Financial Position	5
Statement of Operations and Changes in Equity	6
Statement of Cash Flow	7
Notes to the Financial Statements	**8**

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To,
The Board of Directors of
To'ak International, Inc.
USA

We have reviewed the accompanying balance sheet of To'ak International, Inc. as of December 31, 2023, and the related statements of income & changes in equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Generally Accepted Accounting Principles. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to conduct the review engagement in accordance with the standards of the American Institute of Certified Public Accountants (AICPA). A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit conducted in accordance with U.S. generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with U.S. generally accepted accounting principles.

Yours sincerely,

Faiza Mehmood,
FM FINANCIAL SERVICES LLC,
SUGAR LAND, TEXAS
info@fmfinancialservicesllc.com
Date: August 15, 2024

FINANCIAL STATEMENTS

To'ak International, Inc
Comparative Balance Sheet
As of December 31, 2023

		2023
ASSETS		
Current Assets		
Cash and Cash Equivalent		31,198
Accounts Receivables		106,322
Prepaid Expenses		11,328
Research Grant		-
Total Current Assets	**$**	**148,849**
Other Assets		
Intangible Assets (Net)		34,236
Investment in Subsidiary		61,778
Total Other Assets	**$**	**96,014**
TOTAL ASSETS	**$**	**244,862**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
21100 Accounts Payable and Accrued Liabilities	$	88,418
Short Term Loan		145,485
Wayflyer Advance		55,956
PayPal Loan		50,854
Intuit Financing		15,392
Total Current Liabilities	**$**	**356,105**
Equity		
Common Stock		1,537,564
Issuance Cost		(30,000)
Retained Earnings		(641,445)
Investment in Subsidiary		(977,561)
Total Equity	**$**	**(111,442)**
TOTAL LIABILITIES AND EQUITY	**$**	**244,663**

Footnotes are the integral part of the Financial Statements.

To'ak International, Inc
Comparative Profit & Loss
For the year ended December 31, 2023

To'ak International, Inc

		2023
Income		
Total Income	$	**947,927**
Cost of Goods Sold		
Total Cost of Goods Sold	$	629,374
Gross Profit	$	**318,553**
Expenses		
Internal Contractors		61,790
Travel - Transportation		8,807
Meals & Entertainment		2,062
Office Supplies		3,457
Office Expenses		1,639
Bank Charges & Fees		983
Shipping, Freight & Delivery		2
Rent		2,428
Utilities		1,861
Advertising & Marketing		89,971
Affiliate Fees & Royalties		1,047
Content Creation		3,878
Digital Marketing Agency		43,721
Retail Point of Sale		5,737
Tradeshow & Events		(1,100)
Equipment		40
Software Subscription		14,742
Professional & Consulting Fees		28,149
Legal Corporate		579
Insurance		1,499
Social & Environmental Activities		2,888
Operating Expenses	$	**274,690**
Net Income	$	**43,863**
Other Income		3,363
Amortization		7,732
Bad debts		68,321
Interest Expense		51,437
Foreign Exchange Gain or Loss		186
Taxes Corporate		1,470
Other Expenses	$	**129,145**
Net Other Income	$	**(125,782)**
Net Income	$	**(81,918)**

Footnotes are the integral part of the Financial Statements.

To'ak International, Inc
Statement of Cash Flows
As of December 31, 2023

		Total
OPERATING ACTIVITIES		
Net Income	$	(81,918)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		(55,744)
Prepaid Expenses		(6,464)
Intercompany Receivables		18,528
To'ak International Ltd.		(11,028)
Accumulated Amortization - Intellectual Property		7,732
Accounts Payable		14,929
Ramp Card		(359)
Shopify Gift Cards		1,193
Loan from Wedgetail Ventures Pty Limited		495
Accrued Expenses		12,516
Wayflyer Advance		55,956
PayPal Loan		15,602
Intuit Financing		(42,923)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**(71,487)**
Net cash provided by operating activities	**$**	**(71,487)**
INVESTING ACTIVITIES		
Research Grant		40,010
Intangible assets - Website development		(15,413)
Net cash provided by investing activities	**$**	**24,597**
Net cash increase for period	**$**	**(46,890)**
Cash at beginning of period		78,088
Cash at end of period	**$**	**31,198**

Footnotes are the integral part of the Financial Statements.

To'ak International, Inc.
Statement of Changes in Equity
As of December 31, 2023

	Ordinary Shares	Total Capital Investment	Issuance Cost	Owner's Drawing	Retained Earning	Total
As of December 31, 2021	**2,224,087**	**$ 1,537,564**	**$ (30,000)**	**$ -**	**$ (84,457)**	**$ 1,423,107**
Net Income					$ (462,422)	$ (462,422)
Purchase of Subsidiary adjustments				$ (958,338)		$ (958,338)
As of December 31, 2022	**2,224,087**	**$ 1,537,564**	**$ (30,000)**	**$ (958,338)**	**$ (546,879)**	**$ 2,347**
Net Income					(81,918)	(81,918)
Accounts payable adjustment					(12,684)	(12,684)
Parent's repayments				7,509		7,509
As of December 31, 2023	**2,224,087**	**1,537,564**	**(30,000)**	**(950,829)**	**(641,481)**	**(84,746)**

Footnotes are the integral part of the Financial Statements

To’ak International, Inc.
Notes to the Financial Statements

NOTE 1 – NATURE OF THE ENTITY

To’ak International, Inc. was incorporated on August 10, 2021, in Delaware.

To'ak is entering the luxury chocolate industry with a focus on sustainability and high-quality products. The chocolate market is a highly competitive and fast-growing industry, with consumers becoming more discerning about the origin and quality of their chocolate products. To'ak's unique position as the global pioneer of luxury dark chocolate sets us apart from other competitors in the market.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL ACCOUNTING PRACTICES –

Basis of Presentation

The accompanying financial statements have been prepared on a GAAP accrual basis of accounting. Under the accrual Basis of Accounting, revenue is recognized when earned, and expense is recognized when incurred despite the time of receiving cash and making payments.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in checking and savings accounts with banks. All unrestricted liquid short-term investments and certificates of deposit with a maturity of three months or less are considered cash equivalents. The Company maintains its cash accounts at major financial institutions that are guaranteed by the Federal Deposit Insurance Corporations (“FDIC”) up to $250,000. At times, the cash balance may be more than the amounts insured by the FDIC. As of December 31, 2023, the Company did not have a balance exceeding the insured level.

Accounts Receivables

Accounts Receivables as of December 31, 2023, consist of the following:

As of December 31, 2021	**55,705**
Change during the year	(5,127)
As of December 31, 2022	**$ 50,578**
Additions during the year	55,744
As of Decemebr 31, 2023	**$ 106,322**

Following was the aging of accounts Receivable as of December 31 , 2023

Current	1 - 30	31 - 60	61 - 90	91 - 120	121 - 150	Total
20,796	25,785	-3,713	2,863	4,761	7,115	57,606
	1,870					1,870
		4,880				4,880
3,306				263		3,569
	12,160					12,160
57						57
	216					216
		25,496				25,496
	217					217
		260				260
24,159	**40,239**	**26,923**	**2,863**	**5,024**	**7,115**	**106,322**

Leases

The Company evaluates future lease agreements entered into to determine its appropriate classification as an operating or capital lease for financial reporting purposes. Any lease that does not meet the criteria for a capital lease is accounted for as an operating lease. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. Assets under capital leases are amortized using the straight-line method over the lease term. Amortization of assets under capital leases is

included in depreciation expense. The company does not have any lease agreement as of December 31, 2023, however, it doesn't fall under section 842 "Lease accounting".

Intangible Assets

Net tangible assets consist of website costs. The net amortizable asset as of December 31, 2023, is $34,236.

Income Taxes

Provisions have been made for state and local income taxes based on earnings reported on the financial statements. The entity follows the generally accepted practice of providing for deferred income taxes resulting from timing differences in reporting income and expenses for financial purposes compared to the methods of reporting for income tax purposes, which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the temporary differences between the tax bases of assets and liabilities and their reported amounts on the financial statements.

The temporary differences relate primarily to the methods of recognizing income for financial and income tax reporting. For income tax purposes, the entity has recognized contract income on the percentage-of-completion method. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that the deferred tax asset will not be realized.

The entity has not taken an unsubstantiated tax position that would require the provision of liability under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, an Association must recognize the tax benefit associated with tax positions taken for that return purposes when it is more-likely-than-not that the position will be sustained. The entity does not believe there are any material uncertain tax positions and, accordingly, has not recognized any liability for unrecognized tax benefits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances more than the federally insured limits.

REVENUES –

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract
5) Recognize revenue as the performance obligation is satisfied.

The entity recognizes revenue upon successful closure of the deal which is aligned with the accrual concept of generally accepted accounting principle.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets, and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Related Party Transactions

Tierra & Arbol SAS is a wholly (100%) owned subsidiary of To'ak International Inc. Tierra & Arbol SAS is responsible for the procurement of raw materials and packaging components, manufacturing of finished goods (chocolate and semi-processed cacao products), and export of finished goods. Tierra&Arbol SAS maintains a team of employees to complete these activities. To'ak International purchases chocolate and cacao products exclusively from Tierr&Arbol SAS and sells and markets said products via its website and wholesale channels.

Inventory is exchanged between entities on a 10% Markup on the Cost of sales.

Investment in Subsidiary

Investment in the subsidiary is recorded using the equity method. The investment value as of December 31, 2023, is $61,778.

Voting

The holders of the Common Stock are entitled to one vote for each share held on record on all matters submitted to a vote of the shareholders.

Loans

The entity has various long loans starting from interest rates of 4% to 12%.

Total outstanding loans as of December 31, 2023, are as follows:

21100 Accounts Payable and Accrued Liabilities	$	88,418
Short Term Loan		145,485
Wayflyer Advance		55,956
PayPal Loan		50,854
Intuit Financing		15,392
Total Current Liabilities	**$**	**356,105**

Litigation and Claims

From time to time, the Companies may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, the company was not aware of any pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but before the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 15, 2024, which is the date the financial statements were issued.